February 25, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3651

Attention: Jennifer Thompson

Re:

Nash-Finch Company

Comment letter dated February 11, 2013

Form 10-K for the year ended December 31, 2011, filed on March 1, 2012

Definitive Proxy Statement on Schedule 14A filed April 4, 2012

Form 8-K filed on November 15, 2012

Form 10-Q for the quarter ended October 6, 2012, filed on November 15, 2012

File No. 000-00785

Dear Ms. Thompson:

Set forth below are the responses by Nash-Finch Company (“we” or the “Company”) to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Alec C. Covington dated February 11, 2013, with respect to the above mentioned filings.  We have reproduced below the full text of each of the Staff’s comments in bold type, which is followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Benefits, page 21

Elements of Executive Compensation, page 26

1.

We note your response to comment 5 in our letter dated December 28, 2012 including your reference to your letter dated November 5, 2010 in which you provided a response to a similar comment regarding the disclosure of retrospective performance targets.  However, we note that subsequent to receiving your letter dated November 5, 2010, we requested further analysis in comment 1 in our letter dated November 15, 2010.  You provided further analysis in your letter dated December 14, 2010. Please provide further analysis as to why your 2008 LTIP performance targets continue to remain competitively sensitive.  Additionally, please confirm that you plan to disclose the matrix performance targets for 2011 and 2012 LTIP plans.  In this regard, we note your statement in the second bulleted paragraph of your response to our comment that “specific numerical financial and operational goals” are competitively sensitive and that “[you] do not provide this information;” however, in the fourth bulleted paragraph you state that you “will retrospectively disclose the applicable matrix of performance targets for 2011 and 2012 LTIP plans.”

Response:

•

As noted in our prior response, we believe that disclosure of certain specific numerical LTIP performance targets for any of the years between 2008 and 2010 would cause significant competitive harm to the Company and have an adverse effect on our shareholders but would not provide meaningful benefit to the shareholders. We believe that it is appropriate to provide our shareholders an understanding of the material terms of the plan, including Company-wide performance metrics and their relative weighting, which would enable them to understand our compensation policies and decisions regarding our named executive officers. However, for each of the years between 2008 and 2010, the performance metrics of our LTIP plans included a blend of the ranking of the Company’s financial performance relative to the performance of a peer group, the Company’s  performance against specific numerical Company-wide targets and the performance of internal segments or divisions against internal targets at such segment or division levels, including internal targets relating to the Company’s five-year strategic plan adopted in late 2007. While the Company believes that disclosure of its performance relative to its peer group is not competitively sensitive and, as discussed below in the third bullet, will provide such disclosure with respect to the 2011 and 2012 LTIP plans, the prospective disclosure of Company-wide targets and the prospective or retrospective disclosure of specific numerical targets at segment or divisional levels would require the disclosure of competitively sensitive information for the reasons set forth below and in our letters dated January 18, 2013 and December 14, 2010. The Company respectfully further advises the staff that providing actual targets would not add to the disclosure in terms of assisting shareholders’ understanding of our compensation program.

•

The 2008 LTIP performance goals were settled in 2011 based on a blend of three year weighted average free cash flow and three year compound annual growth rate in EBITDA compared to the performance of our peer group.  While our financial performance relative to our peer group may be determined using publicly available information, our three year weighted average free cash flow is evaluated against absolute internal goals, including adjustments for certain achievements under our five-year strategic plan. Disclosure of the specific numerical targets and actual results in 2011, even if only provided with respect to the targets whose achievement can be determined using publicly available information, would enable our competitors, customers and others to ascertain our internal targets by adjusting the overall achievement against the performance metrics with the information provided with respect to the performance relative to our peer group. We continue to believe providing such information could provide our competitors insight into future performance, our multi-year strategic goals, strategies, plans and initiatives, competitively sensitive information that may be used by our customers in negotiating price reductions, forward-looking information that may be excessively relied upon by investors, resulting in increased volatility of our stock price and information that may be used by our competitors to facilitate their attempts to hire our executives.

•

We confirm that we will prospectively disclose the matrix for 2011 and 2012 LTIP plans in our annual proxy statement.  The metrics for the 2011 and 2012 LTIP plans are a (i) blend of the ranking of absolute RONA vs. the Peer Group (weighted 75%) and the ranking of CAGR of RONA vs. the Peer Group (weighted 25%) and (ii) the Company’s decile ranking, relative to the members of the Peer Group, of CAGR of Consolidated EBITDA. Each metric is weighted equally. We will also provide retrospective reporting of the achievement of the specific numerical targets of the 2011 and 2012 LTIP. Disclosure of the performance matrix and retrospective reporting of the achievement of such targets will not cause competitive harm because none of the performance metrics are derived from internal Company goals.

Form 10-Q for the quarter ended October 6, 2012

Note 2 – Goodwill Impairment, page 6

2. We note your response to comment 7 from our letter dated December 28, 2012.  Please explain to us in more detail the assumptions used in your updated five year financial plan that caused the decline in your expected future cash flows such that you expect to record an impairment charge of $39.4 in the fourth quarter of 2012.  Please also explain to us how and why your assumptions and expectations changed from the second to the fourth quarter of 2012.  Please also tell us how you considered providing disclosure in either the second or third quarter Form 10-Q regarding the possibility of an impairment charge in your Military segment.

Response:

•

During the fourth quarter we performed our annual impairment test of goodwill and determined that there was indication of impairment of the Military segment based on the estimated fair value which was lower than the carrying value. The fair value was calculated by a blend of income approach (75%) and market approach (25%). The income approach reflects management’s assumptions of each reporting segment’s ability to generate free cash flows, while the market approach takes into consideration public company EBITDA multiples.  As a result, we recorded a goodwill impairment charge of $34.6 million in the fourth quarter of fiscal 2012, related to the Military segment. Please note that the letter dated December 28, 2012 had an incorrect amount. The primary assumptions that caused the decline in expected future cash flows were lower margins due to customer competitive bidding processes and loss of business in certain markets we serve which manifested itself in the second half of 2012.

•

During the second quarter the Military segment was included in the goodwill impairment testing and the fair value exceed the carrying value by $15.7 million, or 4%.  In our 2011 and, soon to be filed, 2012 Form 10-K goodwill footnote disclosure we provide the percentage variance between fair value and carrying value for business segments that have goodwill.  At the time of the annual goodwill impairment test in the fourth quarter, the Military segment  sales and EBITDA forecasts for future years had declined based on management’s expectations of the impact of changes in gross margin and competitive and economic outlooks resulting from the factors noted above.

•

In the second quarter we disclosed the results of the impairment test and noted the fair value of the Military segment was higher than its carrying value and did not require any impairment. As part of our consideration of providing disclosures in the second or third quarter Form 10-Q, we concluded that no disclosure of any impairment was required based upon the information available at that time.  As noted above, the financial forecast of the Military segment was impacted by events such as competitive bidding and loss of business that manifested in the second half of 2012 and led to lower results and future expectations.

* * * *

In connection with this response, the Company acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 or David Pollak of Morgan, Lewis & Bockius LLP at 212-309-6058 to discuss any further questions or comments you might have.

Sincerely,

/s/ Robert B. Dimond

Robert B. Dimond

Executive Vice President, Chief Financial Officer & Treasurer

cc:

David Pollak

Morgan, Lewis & Bockius LLP

Jeffrey Letalien

Morgan, Lewis & Bockius LLP

3